Western Asset Emerging Markets Floating Rate Fund Inc.
and
Western Asset Emerging Markets Debt Fund Inc. Announce
Delay in Solicitation of Shareholders to Seek Approval of
Proposed Merger Plan


For Immediate Release

New York (Business Wire) May 27, 2008 - Western Asset
Emerging Markets Floating Rate Fund Inc. (NYSE: EFL) and
Western Asset Emerging Markets Debt Fund Inc. (NYSE: ESD) today announced that the Boards of Directors of the Funds have approved a delay in the solicitation of shareholders of Western Asset Emerging Markets Floating Rate Fund to seek their approval of the previously announced plan to merge Western Asset Floating Rate Fund with and into
Western Asset Emerging Markets Debt Fund. The shareholders of Western Asset Emerging Markets Debt Fund are not required to approve the merger because of the comparative sizes of the two Funds.

The Funds' investment manager and sub-adviser, Legg Mason
Partners Fund Advisor, LLC ("LMPFA") and Western Asset
Management Company "("WAM"), respectively, recommended that the Boards of Directors of the Funds approve this delay in seeking shareholder approval of the proposed merger due to a change in the relative market price of the Funds' common shares since the merger was first approved by the Funds' Boards and announced to the public on February 15, 2008. At the time of the Boards' approval of the proposed merger, both Funds' common shares traded at approximately the same level of discount to net asset value ("NAV"). Since that time, however, the market price of Western Asset Emerging Markets
Floating Rate Fund's common shares has appreciated considerably. As a result, common shares of Western
Asset Emerging Markets Floating Rate Fund currently trade at a premium to their net asset value, while the common shares of Western Asset Emerging Markets Debt Fund continue to trade at a discount. This is significant because, pursuant to the terms of the proposed merger, each common share of Western Asset Emerging Markets
Floating Rate Fund would convert into an equivalent dollar amount (to the nearest $0.001) of common shares of Western Asset Emerging Markets Debt Fund, based on the net asset value per share of each Fund calculated at 4:00 p.m. on the business day preceding the closing date of the merger. Shareholders of Western Asset Emerging
Markets Floating Rate Fund will always receive an equivalent dollar amount of their shares' net asset value in a merger with Western Asset Emerging Markets Debt
Fund; however, since Western Asset Emerging Markets
Floating Rate Fund's common shares are currently trading at a significant premium to NAV and common shares of Western Asset Emerging Markets Debt Fund are trading at a discount to NAV, seeking a merger at this time would not be advantageous to shareholders of Western Asset Emerging
Markets Floating Rate Fund.

In initially recommending the merger to each Board, LMPFA and WAM cited the changing nature of emerging market debt issuance which has made it increasingly difficult to secure the floating-rate emerging market debt securities in which Western Asset Emerging Markets Floating Rate
Fund invests. In light of these developments in the market for floating-rate emerging market debt securities and the beliefs of LMPFA and Western Asset, the Board of Western Asset Emerging Markets Floating Rate Fund approved the merger of the Fund into Western Asset
Emerging Markets Debt Fund. The Board and management continue to believe that since Western Asset Emerging
Markets Debt Fund invests in a much broader range of emerging market debt securities, a merger would benefit
Western Asset Emerging Markets Floating Rate Fund shareholders by allowing them to continue to have exposure to emerging markets through a Fund with more viable investment strategies. In addition, the Board of Western Asset Emerging Markets Floating Rate Fund continues to believe that combining the two Funds could benefit Western Asset Emerging Markets Floating Rate Fund shareholders by providing a lower operating expense ratio, enhanced market liquidity due to the increased number of shares outstanding of the combined Fund and the potential for economies of scale. Shareholders of Western Asset Emerging Markets Debt Fund may also benefit from an increase in assets and potential economies of scale.

The Boards of Directors, LMPFA and WAM will continue to monitor the market prices of the Funds' shares; should market conditions change so that the Funds' shares again trade at a similar premium or discount to their NAV, management of the Funds expects to seek the approval of the proposed merger from Western Asset Emerging Markets
Floating Rate Fund's shareholders.

Western Asset Emerging Markets Floating Rate Fund Inc.
and Western Asset Emerging Markets Debt Fund Inc. are non-diversified closed-end management investment companies managed by Legg Mason Partners Fund Advisor,
LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment manager.

For more information on the Funds, please contact our Investor Relations Group at 1-888-777-0102 or consult the Funds' web site at www.leggmason.com/cef.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co.
LLC, 212-857-8087